

August 29, 2023

Steven Orbuch
Chairman and Chief Executive Officer
Sculptor Diversified Real Estate Income Trust, Inc.
9 West 57th Street, 40th Floor
New York, NY 10019

> **Re: Sculptor Diversified Real Estate Income Trust, Inc.**
> **Amended Registration Statement on Form 10**
> **Filed August 15, 2023**
> **File No. 000-56566**

Dear Steven Orbuch:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2023 letter.

Amended Form 10

Our Property Investments and CapGrow, page 5

1. Refer to prior comment 2. Please further revise the chart on page 10 to include CapGrow Partners LLC and a reference to the 69.22% indirect ownership you reference elsewhere.

2. Please clearly disclose the additional justification for purchasing CapGrow in the affiliated transaction where the price to the company is in excess of the cost of the asset to the seller. Provide clear disclosure in this section and throughout regarding the risks associated with affiliated transactions.

Performance Participation Allocation Example, page 14

3. Please provide additional clarification as to the basis for the assumptions used in calculating the performance participation allocation example and how and why such assumptions differ materially from the current financial information. In particular we note that the assumed NAV and distributions paid are significantly greater than the NAV for June 30, 2023, as disclosed on page 29, and the distributions paid to date, as disclosed on page 22.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

4. We did not note any revised disclosure in response to prior comment 7; therefore, we reissue the comment. Given your business of investing in commercial real estate, please provide disclosure of the potential risks and uncertainties in the market.

Index to Financial Statements
12. Rental Income, page F-24

5. We continue to evaluate your response to our prior comment 14.   Please provide us with your separate calculations of how significant the total 513 Capgrow homes under lease to Sevita and the 421 subset of homes with separate guarantee agreements with Sevita, represent in comparison to your total assets as of each period end presented within your filing.

6. In addition, we note that financial statements of Sevita are provided to you on a confidential basis and that Sevita maintains that you are prohibited from providing such financial statements within your Form 10.   Please clarify whether there is a contractual provision that prohibits you from providing such financial statements.   To the extent that you are contractually prohibited, please outline and explain the significant terms of such provision.

General

7. Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

Steven Orbuch
Sculptor Diversified Real Estate Income Trust, Inc.
August 29, 2023
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Robert H. Bergdolt, Esq.